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                                                                        November 23, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Laurie Hamilton

            Re:      Comments on Shareholder Report of the Cullen Funds Trust

Dear Ms. Hamilton:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) in a telephone conversation on October 27, 2016 regarding the shareholder report (the “Annual Report”) of the Cullen Funds Trust (the “Registrant”) for the fiscal year ended June 30, 2016, as filed with the SEC on Form N-CSR on September 6, 2016.  The Cullen Funds Trust consists of six series (each, a “Fund”): the Cullen High Dividend Equity Fund (“High Dividend Fund”), Cullen International High Dividend Fund (“International High Dividend Fund”), Cullen Small Cap Value Fund (“Small Cap Fund”), Cullen Value Fund (“Value Fund”), Cullen Emerging Markets High Dividend Fund (“Emerging Markets High Dividend Fund”), and Cullen Enhanced Equity Income Fund (“Enhanced Equity Income Fund”)

For your convenience, the substance of the Staff’s comments has been restated below. The Registrant’s response to each comment is set out immediately under the restated comment.

Unless otherwise indicated, defined terms used herein have the meaning set forth in the Annual Report.

WEBSITE DISCLOSURE

1.            Comment:  The Fact Sheet for the Value Fund as of June 30, 2016 included on the Registrant’s website includes the following gross and net expense ratios:

Securities and Exchange Commission
November 23, 2016

	Retail Class	Institutional Class
Gross Expense Ratio	2.12%	1.88%
Net Expense Ratio	1.02%	0.77%

The Annual Report includes the following gross and net expense ratios for the Value Fund:

	Retail Class	Institutional Class
Gross Expense Ratio	2.19%	1.95%
Net Expense Ratio	1.00%	0.75%

Please explain the discrepancy between the expense ratios disclosed in the Fact Sheet and expense ratios disclosed in the Annual Report.

Response:  The gross and net expense ratio figures in the Fact Sheet are higher than the same figures in the Annual Report due to the inclusion of Acquired Fund Fees and Expenses (“AFFE”) in the Fact Sheet Figures.

The gross expense ratio and net expense ratio figures in the Annual Report have been prepared in accordance with requirements of Regulation S-X, which does not require that such figures reflect AFFE.  The gross expense ratio and net expense ratio figures in the Fact Sheet are based on the figures included in the Registrant’s registration statement on Form N-1A; Form N-1A requires that such figures reflect AFFE.

The Registrant will include, in the next annual report filed for the Registrant, the following footnote to the gross and net expense ratio figures reported in such annual report:

            “Such figures do not reflect Acquired Fund Fees and Expenses.”

2.            Comment:  Please confirm that the Annual Report will be made available to, and be accessible by, investors on the Registrant’s website.

Response:  The Annual Report will be made available to, and be accessible by, investors on the Registrant’s website.

ANNUAL REPORT

3.            Comment:  In Management’s Discussion of Fund Performance (“MDFP”) relating to the Enhanced Equity Income Fund, please include in the next annual report filed for the Registrant, disclosure describing how the Enhanced Equity Income Fund’s performance is affected by the use of derivatives, in particular the use of covered calls.  In that regard, please refer to the letter from the SEC to the Investment Company Institute dated July 30, 2010, in which the SEC discusses the factors that should be included in a mutual fund’s MDFP to the extent that they are material to such fund’s performance.

Securities and Exchange Commission
November 23, 2016

Response:  The next annual report filed for the Registrant will include disclosure describing to the extent to which a Fund’s use of covered calls affected such Fund’s performance.

4.            Comment:      Please refer to Form N-1A, Instruction 1.(d) to Item 27(b)(7)(ii) which requires that the required line graph computations be based on a fund’s required minimum initial investment if that amount exceeds $10,000.  Please revise in the next annual report filed for the Registrant, all such line graph computations for Institutional Class Shares of each Fund to reflect such Shares’ $1,000,000 minimum initial investment.

Response:  All line graph computations for the Institutional Class Shares of each Fund will be revised in the next annual report filed for the Registrant, to reflect such Shares’ $1,000,000 minimum initial investment.

5.            Comment:      Please refer to Form N-1A, Item 27(d)(3) which requires that a fund include one or more tables, charts or graphs depicting the portfolio holdings of the fund by reasonably identifiable categories.  Please include for each Fund such graphical representations of holdings in the next annual report filed for the Registrant.

Response:  Graphical representation of holdings for each Fund, as required by Form N-1A, will be included in the next annual report filed for the Registrant.

6.            Comment:  The Statement of Assets applicable to the Small Cap Value Fund, the Cullen Value Fund and the Enhanced Equity Income Fund include receivables due from the Investment Adviser.  With respect to the Enhanced Equity Income Fund, such receivable equals 25% of the net management fee payable to the Investment Adviser.  Please confirm the frequency with which such amounts due from the Investment Adviser are settled.

Response:  The management fee and receivable associated with Expense Waivers in place for each Fund are calculated and accumulated daily.  The management fee, net of any receivables due from the Investment Adviser, is settled shortly following the end of each month once the Investment Adviser and the Funds’ independent registered public accounting firm have approved such amount.

Securities and Exchange Commission
November 23, 2016

7.            Comment:  To the extent that a Fund holds a short term investment in another mutual fund, please disclose the class of shares of such mutual fund in which the Fund has invested in the next annual report filed for the Registrant.

Response:  The next annual report filed for the Registrant will disclose the class of shares in other mutual funds held by each Fund.

8.            Comment:  With respect to the Statement of Assets of the Enhanced Equity Income Fund, in the next annual report filed for the Registrant, please disclose the counterparty to each written option contract that is not exchange-traded.

Response:  All written option contracts held by the Enhanced Equity Income Fund have been exchange-traded.  The next annual report filed for the Registrant will disclose the counterparty to each written option contract that is not exchange-traded.

9.            Comment:  Please confirm whether any of the Funds have executed trades pursuant to Rule 17a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”).  Please provide an explanation if any of the Funds have entered into such trades and such trades have not been disclosed in the Annual Report.  Please further confirm that all Fund trades have been executed in accordance with Rule 17a-7, including appropriate oversight by the Registrant’s board of trustees.

Response:  None of the Funds have executed trades pursuant to Rule 17a-7 under the Investment Company Act.  All trades of the Funds have been executed in accordance with Rule 17a-7, to the extent applicable, including appropriate oversight by the Registrant’s board of trustees.

Please do not hesitate to contact the undersigned (212-839-5969) with any comments or questions you might have.

Very truly yours,

/s/ Carla G. Teodoro

Carla G. Teodoro